UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Blueknight Energy Partners, L.P.

(Name of the Issuer)

BLUEKNIGHT ENERGY PARTNERS, L.P.

BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C.

MERLE, LLC

ERGON ASPHALT & EMULSIONS, INC.

ERGON, INC.

(Name of Persons Filing Statement)

COMMON UNITS AND SERIES A PREFERRED UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

09625U109 AND 09625U208

(CUSIP Number of Class of Securities)

Emmitte J. Haddox Ergon Asphalt and Emulsions, Inc. Merle, LLC c/o Ergon, Inc. P.O. Box 1639 Jackson, MS 39215-1639 Telephone: (601) 933-3000	Joel W. Kanvik Blueknight Energy Partners, L.P. Blueknight Energy Partners G.P., L.L.C. 6060 American Plaza, Suite 600 Tulsa, OK 74315 Telephone: (918) 237-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234	Doug Rayburn Gibson, Dunn & Crutcher LLP 2001 Ross Avenue, Suite 2100 Dallas, Texas 75201 Telephone: (214) 698-3442

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as originally filed on June 1, 2022 and amended on July 1, 2022 and July 7, 2022, and together with all exhibits thereto and hereto, this “Amended Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), (iii) Ergon, Inc., a Mississippi corporation (“Ergon”), (iv) Ergon Asphalt & Emulsions, Inc., a Mississippi corporation and wholly owned subsidiary of Ergon (“Parent”) and (v) Merle, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

Except as otherwise set forth below, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 3.

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 21, 2022, by and among Parent, Merger Sub, the General Partner and the Partnership (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each issued and outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) other than Common Units owned by Parent, the Partnership and their subsidiaries (each, a “Public Common Unit”) was converted into the right to receive $4.65 in cash without any interest thereon (the “Common Unit Merger Consideration”), and (ii) each issued and outstanding Series A Preferred Unit of the Partnership (each, a “Preferred Unit”), other than Preferred Units owned by Parent, the Partnership and their subsidiaries (each, a “Public Preferred Unit”) was converted into the right to receive $8.75 in cash without any interest thereon (the “Preferred Unit Merger Consideration” and, together with the Common Unit Merger Consideration, the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership, (ii) the incentive distribution rights held by the General Partner and (iii) the Common Units and the Preferred Units owned by Parent and its subsidiaries, in each case, were not cancelled, were not converted into the right to receive the Merger Consideration and remain outstanding following the Merger. Immediately prior to the effective time of the Merger, all restricted units and phantom units outstanding immediately prior to the effective time fully vested, and each holder of such units received an amount equal to the Merger Consideration with respect to each such unit that vested pursuant to the terms of the Merger Agreement.

A committee (the “GP Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) consisting of three directors who meet the qualifications set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 14, 2011 (the “Partnership Agreement”), for membership on the Conflicts Committee, has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (A) fair and reasonable to the holders of the Public Common Units (the “Partnership Unaffiliated Common Unitholders”) and (B) in the best interest of the Partnership and the Partnership Unaffiliated Common Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing actions described in clauses (i) and (ii) constituting Special Approval (as defined in the Partnership Agreement)), (iii) recommended that the GP Board approve the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended that the GP Board submit the Merger Agreement and the Merger to a vote of the unitholders, and (v) recommended approval of the Merger Agreement and the Merger by the Partnership Unaffiliated Common Unitholders. The GP Board reserved for itself the determination of whether the proposed transaction was fair and reasonable to the Partnership Unaffiliated Preferred Unitholders as the GP Conflicts Committee could not represent the interests of both the Partnership Unaffiliated Common Unitholders and the Partnership Unaffiliated Preferred Unitholders and as the Preferred Units are a security with a fixed return and a fixed conversion ratio that do not participate in the growth or other upside of the Partnership.

Following the receipt of the recommendation of the GP Conflicts Committee, the GP Board unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (A) fair and reasonable to the Partnership Unaffiliated Common Unitholders and the Partnership Unaffiliated Preferred Unitholders and (B) in the best interest of the Partnership, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger to a vote of the limited partners (including the holders of Preferred Units) and (iv) recommended approval of the Merger Agreement and the Merger by the limited partners (including the holders of Preferred Units).

Completion of the Merger was subject to certain customary conditions, including, among others, approval of the Merger Agreement and the Merger, which required (i) the affirmative vote of holders of a majority of the issued and outstanding Common Units and Preferred Units (voting on an “as if” converted to Common Unit basis), voting as a single class based on one vote per Unit, and (ii) the affirmative vote of holders of a majority of the issued and outstanding Preferred Units, voting separately as a class based on one vote per Preferred Unit (such approvals, collectively, the “Partnership Unitholder Approval”). Pursuant to the Partnership Agreement, the Preferred Units are convertible on a one-to-one basis into Common Units at the option of the unitholder.

Concurrently with the execution of the Merger Agreement, the Partnership entered into a support agreement (the “Support Agreement”) with Parent whereby Parent agreed to vote or cause the 2,745,837 Common Units and 20,801,757 Preferred Units (voting on an “as if” converted basis) it owns to be voted in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

The Partnership filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Act with respect to the special meeting of Unitholders, at which Unitholders were asked to consider and vote on, among other things, the proposal to approve the Merger Agreement and transactions contemplated thereby, including the Merger. The Proxy Statement was first mailed to Unitholders on or about July 8, 2022. The special meeting of Unitholders was convened on August 16, 2022 and on such date, the Unitholders voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the this Amended Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM  15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented by adding the following language.

(c) Other Material Information.

On August 16, 2022, the Partnership held a special meeting of Unitholders in order to vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”). At the special meeting, the Merger Proposal was approved by (i) holders of a majority of the issued and outstanding Common Units and Preferred Units (voting on an “as if” converted to Common Unit basis), voting as a single class based on one vote per Unit, and (ii) holders of a majority of the issued and outstanding Preferred Units, voting separately as a class based on one vote per Preferred Unit.

On August 17, 2022, the Partnership filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent.

As a result of the Merger, the Partnership ceased to be a publicly traded company and the Partnership’s Common Units and Preferred Units will no longer be listed on any quotation system or exchange, including the NASDAQ Global Market.

ITEM  16. EXHIBITS

Regulation M-A, Item 1016

Item 16 is hereby amended and supplemented as follows.

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Blueknight Energy Partners, L.P. (the “Proxy Statement”) (incorporated herein by reference to Blueknight Energy Partners’ Proxy Statement on Schedule 14A filed on July 8, 2022 with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)	Letter to Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(2)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(3)	Press release issued by Blueknight Energy Partners, L.P., dated April 22, 2022 (incorporated by reference to Exhibit 99.1 to Blueknight Energy Partners, L.P.’s Current Report on Form 8-K filed on April 22, 2022).

(a)(4)	Employee Letter, dated April 22, 2022 (incorporated by reference to Exhibit 99.2 to Blueknight Energy Partners, L.P.’s Current Report on Form 8-K filed on April 22, 2022).

(a)(5)	Employee Letter, dated May 3, 2022 (incorporated by reference to Exhibit 99.1 to Blueknight Energy Partners, L.P.’s Current Report on Form 8-K filed on May 3, 2022).

(b)(1)*+	Second Amended and Restated Credit Agreement, dated as of February 26, 2020, among Ergon, Inc. as the borrower, the lenders from time to time parties thereto, the administrative agent, the syndication agents and the documentation agent.

(c)(1)	Opinion of Evercore Group, L.L.C. to the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P., dated April 21, 2022 (incorporated herein by reference to Annex C to the Proxy Statement).

(c)(2)*+	Discussion materials prepared by Evercore Group, L.L.C., dated November 2, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(3)*+	Discussion materials prepared by Evercore Group, L.L.C., dated November 9, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(4)*	Discussion materials prepared by Evercore Group, L.L.C., dated November 15, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(5)*	Discussion materials prepared by Evercore Group, L.L.C., dated November 30, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(6)*	Discussion materials prepared by Evercore Group, L.L.C., dated December 20, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(7)*	Discussion Materials prepared by Evercore Group, L.L.C., dated January 10, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(8)*	Discussion Materials prepared by Evercore Group, L.L.C., dated January 17, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(9)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated February 3, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(10)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated February 3, 2022, for Ergon.

(c)(11)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated March 7, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(12)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated March 14, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(13)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated March 15, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(14)*	Discussion Materials prepared by Evercore Group, L.L.C., dated March 24, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(15)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated April 21, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(16)*	Discussion Materials prepared by Jefferies LLC, dated October 8, 2021, for Ergon.

(c)(17)*	Discussion Materials prepared by Jefferies LLC, dated December 21, 2021, for Ergon.

(d)(1)	Agreement and Plan of Merger, dated as of April 22, 2022, by and among Ergon Asphalt & Emulsions, Inc., Merle, LLC, Blueknight Energy Partners, L.P. and Blueknight Energy Partners, GP L.L.C. (included as Annex A to the Proxy Statement).

(d)(2)	Support Agreement, dated as of April 21, 2022, by and between Blueknight Energy Partners, L.P. and Ergon Asphalt & Emulsions, Inc. (included as Annex B to the Proxy Statement).

(f)(1)	Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated September 14, 2011 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed September 14, 2011, and incorporated herein by reference).

(f)(2)*	Delaware Code Title 6 § 17-212.

(h)*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on June 1, 2022.
+	Certain information has been excluded from this exhibit because it is both not material and would likely cause competitive harm if publicly disclosed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 17, 2022		BLUEKNIGHT ENERGY PARTNERS, L.P.

By: BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C. its general partner

	By:	/s/ D. Andrew Woodward
Name: D. Andrew Woodward
Title: Chief Executive Officer

Dated as of August 17, 2022		BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C.

	By:	/s/ D. Andrew Woodward
Name: D. Andrew Woodward
Title: Chief Executive Officer

Dated as of August 17, 2022		ERGON ASPHALT & EMULSIONS, INC.

	By:	/s/ Alan Wall
Name: Alan Wall
Title: Executive Vice President and Chief Financial
Officer

Dated as of August 17, 2022		ERGON, INC.

	By:	/s/ Emmitte J. Haddox
Name: Emmitte J. Haddox
Title: President and Chief Executive Officer

Dated as of August 17, 2022		MERLE, LLC.

	By:	/s/ Alan Wall
Name: Alan Wall
Title: Executive Vice President and Chief Financial
Officer